SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 27, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.

(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated September 27, 2012, entitled “Syneron Announces Global Launch of Gentle Pro-U Series at the European Academy of Dermatology and Venereology Annual Congress.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ David Schlachet
Name: David Schlachet
Title: Chief Financial Officer

Date: September 27, 2012

Syneron Announces Global Launch of Gentle Pro-U Series at the European
Academy of Dermatology and Venereology Annual Congress

New Gentle Pro-U Series Allows Customers to Upgrade Systems to Dual Wavelength
Configurations for Enhanced Performance and Additional Clinical Indications

Yokneam, Israel, September 27, 2012 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today the global launch of the Gentle Pro-U series of upgradeable aesthetic laser systems at the 21st European Academy of Dermatology and Venereology (EADV) Congress, which is taking place from September 27-30, 2012 in Prague, Czech Republic.

The Pro-U family of products includes the GentleLase Pro-U long pulse alexandrite laser for hair removal and the treatment of pigmented and vascular lesions, and the GentleYag Pro-U long pulse Nd:YAG laser for hair removal and the treatment of spider veins and telangiectasia. The new Pro-U series builds on the strong brand history of Gentle family of aesthetic laser systems with ability to upgrade either system from single to dual wavelength, providing an even more diverse range of treatment capabilities.

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, “The new Pro-U series provides our customers with best-in-class technology with the added flexibility to upgrade the system as their practice grows. This allows our customers to upgrade their GentleLase or GentleYag Pro-U system, at a time of their choice, into a dual wavelength system that essentially has the same treatment capabilities as our popular GentleMax Pro system, which has been one of our best selling systems since its launch earlier this year.”

Syneron will also feature the recently launched elōs Plus™ system at the EADV Congress. elōs Plus™ is a next generation multi-platform system featuring Syneron’s proprietary elōs technology. It is customizable or upgradable utilizing a full range of up to ten in-demand aesthetic applicators, which also includes the Company’s globally successful Sublative™ and Sublime™ applications. It has an intuitive fifteen-inch touch screen that offers unparalleled ease-of-use through simple but powerful guided treatment modes for all applications. The system is also equipped with the most popular features from recent Syneron models such as the proprietary Active Dermal Monitoring™, Intelligent Feedback System™ (IFS) and Sublative iD™, making elōs Plus™ an ideal choice for any aesthetic practice.

Mr. Scafuri added, “Similar to the new Pro-U series, the elōs Plus™ system allows our customers to scale their initial investment in a platform system that provides multiple treatment capabilities and that can be upgraded in the future to further enhance its utility. Both platforms were developed to meet the diverse and evolving needs of customers and underscore Syneron’s customer-centric approach to new product development.”

Syneron and Candela’s products, including the Gentle Pro-U series and elōs Plus™ system, will be featured at booth #48 at the EADV Congress.

About the European Academy of Dermatology and Venereology

EADV is a non-profit association, founded in 1987, whose mission is to advance excellence in clinical care, research, education and training in the field of dermatology and Venereology and to act as the advocate and educator of patients particularly those with cutaneous or venereal diseases. For more information please visit www.eadv.org.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:

David Schlachet, Chief Financial Officer

Email: david.schlachet@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com